SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F   ☒     Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes  ☐     No    ☒

This Report on Form 6-K contains:

-	Adecco SA: Media Release “Response to SWX Ad Hoc Publicity Inquiry” (12 February 2004)

Media Release

Response to SWX Ad Hoc Publicity Inquiry

Chéserex, Switzerland, February 12, 2004: Adecco notes the statement this morning by the SWX Swiss Exchange. The Company will continue to cooperate fully with the Exchange and will reserve public comment until the inquiry is concluded.

Ends

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and 5,800 offices in 68 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and Jobpilot e-HR Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, financial services, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching; and Jobpilot e-HR focuses on online recruiting activities for the Adecco Group.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Additional information is available at the Company’s website at www.adecco.com

Enquiries

Adecco Media Centre: +41 (0)1 878 8888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 17 February 2004	By:	/S/ ANDRES CANO

Andres Cano
Chief Financial Officer ad interim

Dated: 17 February 2004	By:	/S/ HANS R. BRÜTSCH

Hans R. Brütsch
Corporate Secretary